82-3138

BAE SYSTEMS

Investor Relations

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

Progress on Eurofighter Typhoon agreement underpins BAE Systems outlook

6 December 2004

BAE Systems has made good progress towards securing a way forward for the Eurofighter Typhoon programme.

The company has reached an agreement in principle with the UK MOD on variations in the UK's share of the currently contracted Eurofighter Typhoon tranche 1 activity to reflect programme changes. Agreements have also been reached in principle covering the UK's share of further development of future capabilities and for the UK share of production of the second tranche of 236 aircraft. These agreements bring a balanced overall improvement to the Typhoon programme for BAE Systems and support delivery of an outstandingly capable system to the UK MOD and the air forces of the partner nations.

These agreements will become legally binding only when the necessary four partner nations approvals are in place and contractual agreements are finalised between NETMA (the agency representing the four government customers) and Eurofighter GmbH (the four nation industrial group). Negotiations are at an advanced stage and it is hoped that the Tranche 2 order, and associated contractual terms and conditions, can be agreed by the governments of the four partner nations in the near future. The agreements reached for the Eurofighter Typhoon programme will have no bearing on the company's 2004 results, the outlook for which remains as previously indicated.

This agreement between UK MOD and BAES is fair and equitable and will underpin the company's business plan assumptions. It is also consistent with the current expectations for some modest improvement in a contribution from the Programmes business group next year.

In addition to an improved contribution from the programmes business group in 2005, the company's North America business group continues to perform well and the good contribution from Airbus is expected to continue, along with further improvements from International Partnerships, particularly in MBDA.

BAE Systems has for some time signalled a progressive reduction in margin for its Customer Solutions & Support business group. This anticipated margin reduction is a consequence of both a higher volume of lower margin UK MoD support activity and a reduction in margin within its Al Yamamah support operations in Saudi Arabia as the programme embraces greater local content in Kingdom. An anticipated increased pace of indigenous Saudi content in the Al Yamamah programme, including greater in-Kingdom repair and overhaul work, is expected to bring forward that margin reduction resulting in a lower CS&S contribution in 2005. Al Yamamah support margins are expected to stabilise from 2005.

Overall, the result of these developments across the company is expected to underpin modest performance improvement for BAE Systems in 2005.

Issued by:
BAE Systems plc
London

BAE SYSTEMS

Investor Relations

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

10 December 2004

MAJOR ORDER FOR LAND SYSTEMS HÄGGLUNDS

BAE Systems Land Systems Hägglunds has won a 749 million euro (approx £500m) order from the Netherlands for its CV90 armoured vehicle. This is the first major contract win for Land Systems, created in September this year.

The Netherlands Army and Land Systems Hägglunds will sign a contract for the delivery of 184 infantry fighting vehicles on 13 December. Deliveries will be made during the years 2007 to 2010.

Land Systems Hägglunds' CV9035 was selected for the Dutch infantry fighting vehicle programme after an extensive competitive evaluation. State secretary for Defence Cees van der Knaap stated in a letter to the Dutch parliament on 29 October: "The outcome of the evaluation is that the CV90 fulfils the requirements, has the lowest risk, the lowest price and the fastest delivery time."

The Dutch Ministry of Economic Affairs also had a preference for CV90, based on strong involvement of Dutch industry and the high levels of firm commitments

Sweden, Norway, Switzerland and Finland have all selected the CV90 and the new Dutch contract brings the total ordered to 1125.

"The large fleet gives existing and new customers considerable advantages such as a broader base for cost-sharing of future upgrades and spare parts and international interoperability. Already today the CV90 is used internationally by Sweden and Norway," said Land Systems Hägglunds managing director Sven Kågevall.

The CV9035 is a further development of the CV90 IFV. It features enhanced firepower, survivability, mobility, ergonomics and advanced electronic architecture with implemented C4I systems. The main armament is a Bushmaster III 35/50 cannon with a computerised fire control system, incorporating ammunition programmer. The commander has a rotating cupola for maximum visibility and both the commander and gunner have fully stabilised day and night sights with third-generation thermal cameras.

The vehicle will be delivered in two configurations, infantry fighting vehicle and command vehicle. Both have three-man crews. The IFV can carry a squad of seven and the command version has a staff group of four.

Sven Kågevall added: "It is most encouraging that we have been given the confidence to carry through such an important contract after substantial competition. It strengthens the CV90 position as the infantry fighting vehicle for Europe and Land Systems Hägglunds' position in future procurement programmes."

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BAE Systems plc
London

EADS and BAE SYSTEMS give go ahead for Airbus to offer the A350

- New aircraft with two variants
- Entry into Service 2010

Amsterdam / London, 10 December 2004 – EADS and BAE SYSTEMS have given the go ahead for Airbus to offer a new member of its wide-body family to airlines around the world. Airbus can now begin making firm commercial offers to launch customers for a new model called "A350" (Authorisation to offer – ATO). The new aircraft is a "sister" to the A330s and will be available in two versions.

Already in the early concept phase, the A350 proposition has received an extremely positive response from Airbus customers, many of which have expressed interest and contributed to the concept development.

"The A350 will deliver value not only to Airbus customers but also to its shareholders. The new aircraft will be at the forefront of our ongoing strategy of offering our customers the most up-to-date passenger aircraft in the world", explained the Chairmen of the EADS Board of Directors, Manfred Bischoff and Arnaud Lagardère in support of the decision.

"Airbus has presented a strong business case for the launch of this very significant new aircraft," said Mike Turner, CEO of BAE Systems. "The A350 will contribute strongly to the outstanding Airbus family success story."

EADS' and BAE Systems' decision for the "Authorisation to Offer" (ATO) follows an extensive review of the global market. Detailed analysis and intensive discussions with Airbus customers have confirmed strong market demand for an aircraft of the size and design and with the high-level of efficiency proposed by Airbus with its A350. Market demand in this particular segment is estimated to be 3,100 units over the next 20 years.

"The A350 will strongly contribute to EADS' long-term business strategy and profitable growth. The technological and financial resources of EADS give us the flexibility to pursue promising projects like the A350 and others with a high potential to move the aerospace industry forward," EADS CEOs Philippe Camus and Rainer Hertrich said. "Moving forward with a new long range aircraft is of great importance for the future competitiveness of Airbus' product range as a whole. It will allow for sustained and higher value creation without impeding our medium term target to achieve double digit EBIT margin at EADS. "

Many of the cutting-edge technologies which are currently being developed for the A380 will be transferred to the A350 allowing for strong synergies in development and enhanced efficiency in the production.

The A350 is to be offered in two different passenger versions with capacities ranging from 245 to 285 seats and is set to become another flagship of Europe's aerospace industry. Entry into service of the A350 is scheduled for the first half of 2010.

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BAE Systems plc
London